Exhibit 99.5

Meteor Holding Corporation

2882 Sand Hill Road

Suite 280

Menlo Park, CA 94025

September 12, 2006

Elliott Associates, L.P.

712 Fifth Avenue

New York, NY 10019

Ladies and Gentlemen:

In connection with the execution of that certain Agreement and Plan of Merger (the “Merger Agreement”) dated September 12, 2006 by and among Meteor Holding Corporation (“Parent”), Meteor Merger Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”) and Metrologic Instruments, Inc. (the “Company”) whereby Merger Sub will merge with and into the Company (the “Merger”), Parent agrees as follows:

1.             Termination Fee.

(a)           Pursuant to Section 8.3(b) of the Merger Agreement, the Company has agreed to pay to Parent a termination fee in an amount equal to $18,250,000.00 (the “Termination Fee”) if the Merger Agreement is terminated for certain reasons specified therein.  In the event that the Merger Agreement is terminated by the Company prior to the Closing and the Termination Fee becomes due and payable pursuant to Section 8.3(b) of the Merger Agreement, Parent agrees to apply the Termination Fee as follows: (i) first, to pay the reasonable out-of-pocket third-party fees and expenses incurred by each of Parent, FP-Metrologic, LLC, HK and EA in connection with the authorization, preparation, negotiation, execution and performance of this letter agreement, the Merger Agreement, the Contribution Agreements, the Stockholders Agreement, any related agreements, and the transactions contemplated hereby and thereby (the “Expenses”); and (ii) second, after payment in full of the Expenses, to promptly pay to EA its Pro Rata Portion of the Net Termination Fee (the “Fee”).

(b)           If the Termination Fee becomes payable pursuant to Section 8.3(b) of the Merger Agreement and prior to such termination any Acquisition Proposal shall have been made known to the Company or publicly disclosed, and EA or any of its Affiliates does any of the following:

(A)          fails to vote or consent (or cause to be voted or consented), in person or by proxy, any Subject Shares against the Subject Acquisition Proposal or any related proposal submitted for the vote or consent of stockholders in connection with the Subject Acquisition Proposal, or grants any proxies, deposits any Subject Shares into any voting trust, or enters into any voting agreement with respect to any Subject Shares, which Subject Shares are not then voted against the Subject Acquisition Proposal or any such related proposal;

(B)           in the event the Subject Acquisition Proposal involves a tender offer, tenders any Subject Shares in such tender offer; or

(C)           prior to the record date for the vote applicable to the Subject Acquisition Proposal (or, in the event the Subject Acquisition Proposal involves a tender offer, the later of the expiration of the tender offer or, if applicable, the record date for the stockholder vote in respect of the related second-step merger), transfers beneficial or record ownership of the Subject Shares (other than to an Affiliate, in which case the actions of such Affiliate with respect to the Subject Shares shall be deemed to be the actions of EA), then, with respect to each such action (but without duplication), EA will promptly refund to Parent an amount equal to the product of (x) the Fee multiplied by (y) the quotient of the number of Subject Shares with respect to which such action was taken divided by the total number of Subject Shares beneficially owned or held of record by the Co-Investors as of the date hereof; provided, however, that if the Merger Agreement is terminated other than pursuant to Section 8.1(e) (excluding from Section 8.1(e) clauses (i)(A), (iii) and (vi) thereof) or Section 8.1(h) of the Merger Agreement, the obligations of this Section 1(b) shall terminate three months after the termination of the Merger Agreement.

(c)           If the Termination Fee becomes payable pursuant to Section 8.3(b) of the Merger Agreement and prior to such termination any Acquisition Proposal shall have been made known to the Company or publicly disclosed, and EA or any of its Affiliates contributes, exchanges or transfers, or enters into a binding agreement to contribute, exchange or transfer, any Subject Shares in support of the Subject Acquisition Proposal, or makes, or enters into a binding commitment to make, an equity investment in connection with the financing of the transaction contemplated by the Subject Acquisition Proposal, then EA will promptly return the Fee to Parent; provided, however, that if the Merger Agreement is terminated other than pursuant to Section 8.1(e) (excluding from Section 8.1(e) clauses (i)(A), (iii) and (vi) thereof) or Section 8.1(h) of the Merger Agreement, the obligations of this Section 1(c) shall terminate three months after the termination of the Merger Agreement.

(d)           EA will provide such information as Parent reasonably requests to demonstrate that it has not taken any of the actions described in clauses (b) or (c) above.

(e)           For purposes of this letter agreement:

“Co-Investors” means EA and Elliott International, L.P.

“Contribution Agreement” means the Contribution and Voting Agreement between Parent and the Co-Investors listed therein dated September 12, 2006, as the same may be amended from time to time.

“EA” means Elliott Associates, L.P.

“EA Value” means the product of (i) the number of shares of Company Common Stock that the Co-Investors agreed to contribute to Parent at the Contribution Closing

(as defined in the Contribution Agreement) pursuant to the Contribution Agreement multiplied by (ii) the Merger Consideration.

“FP Commitment Amount” means either (i) $128,000,000.00, in the event the transaction contemplated by Section 5.1(e) of the Company Disclosure Letter (the “Transaction”) has been consummated in accordance with the terms of the Merger Agreement prior to the termination of the Merger Agreement or (ii) $153,000,000.00, if the Transaction has not been so consummated prior to the termination of the Merger Agreement.

“HK” means any of the Shareholder Parties in the Contribution and Voting Agreement between Parent, C. Harry Knowles, and the other parties listed therein dated September 12, 2006, as the same may be amended from time to time.

“Net Termination Fee” means the Termination Fee minus the Expenses.

“Pro Rata Portion” means the quotient obtained by dividing (i) the EA Value by (ii) the sum of (x) the EA Value and (y) the FP Commitment Amount.

“Subject Shares” shall mean all shares of Company Common Stock beneficially owned or held of record by each of the Co-Investors or to which any of the Co-Investors, directly or indirectly, possesses the right to vote or direct the voting.

“Subject Acquisition Proposal” means, with respect to Section 1(b) and 1(c) hereof, the Acquisition Proposal referred to therein, which had been made known to the Company or was publicly disclosed prior to the termination of the Merger Agreement.

2.             Definitions. All capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

3.             Governing Law; Consent to Jurisdiction.  This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York.  Each of the parties hereby consents to service of process in any such proceeding in any manner permitted by applicable law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.1 of the EA Contribution Agreement is reasonably calculated to give actual notice.

4.             Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

5.             Successors.  All of the terms, agreements, covenants, representations, warranties, and conditions of this letter agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors and permitted assigns.

6.             Assignment.  Neither this letter agreement nor any of the rights, interests or obligations under this letter agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Notwithstanding the foregoing, Parent may assign its rights and obligations hereunder to any Affiliate without the prior written consent of the other party hereto, in connection with any corresponding assignment by Parent of its rights under the Merger Agreement to receive the Termination Fee, and EA may assign its rights and obligations hereunder to any Affiliate, in each case without the prior written consent of the other party hereto; provided that no such assignment shall relieve the assigning party of its obligations hereunder.

7.             Counterparts.  This letter agreement may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.             Severability.  The provisions of this letter agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.

[Signature page follows]

Please confirm your agreement with the foregoing by signing and returning a copy of this letter agreement to the undersigned.

METROLOGIC HOLDING CORPORATION

By:	/s/ David ibnAle
Name:	David ibnAle
Title:	Vice President and Treasurer

ACCEPTED AND AGREED as

Of the date first written above:

ELLIOTT ASSOCIATES, L.P.

By: ELLIOTT CAPITAL ADVISORS, L.P.
its General Partner

By: BRAXTON ASSOCIATES, INC.
its General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President